AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1998
                                                    REGISTRATION NO. 333-47871

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:   DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14

B. NAME OF DEPOSITOR:     DELAWARE INVESTMENT ADVISERS

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                                   DELWARE INVESTMENT ADVISERS
                                       One Commerce Square
                                 Philadelphia, Pennsylvania 19103

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                           Copy to:
         George M. Chamberlain, Jr.                     MARK J. KNEEDY
        Delaware Investment Advisers                c/o Chapman and Cutler
             One Commerce Square                    111 West Monroe Street
      Philadelphia, Pennsylvania  19103            Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

    Title and amount of                                            Proposed maximum         Amount of
   securities being registered                                    aggregate offering    registration fee
                                                                         price

Delaware Investments Tax-Exempt  An indefinite number of              Indefinite              $0.00
        Trust, Series 14         Units of Beneficial Interest
                                 pursuant to Rule 24f-2 under
                                 the Investment Company Act of 1940


E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

/X:/ Check box if it is proposed that this filing will become effective on March 19, 1998 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14

                             ----------------------

                              CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)


                     Form N-8B-2                                               Form S-6
                     Item Number                                        Heading in Prospectus

                     I. ORGANIZATION AND GENERAL INFORMATION

 1. (a)  Name of Trust                                                 }  Prospectus front cover
 2. (b)  Title of securities issued....................................}  Summary of Essential
                                                                       }       Information
 3. Name and address of each depositor.................................}  Trust Administration
 4. Name and address of Trustee........................................}  Trust Administration
 5. State of organization of Trust.....................................}  The Fund
 6. Execution and termination of Trust agreement.......................}  Trust Administration
 7. Changes of name                                                    }  The Fund; Trust Administration
 8. Fiscal year                                                        }       *
 9. Litigation                                                         }       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10. (a)  Registered of bearer securities...............................}  Rights of Unitholders
    (b)  Cumulative or distributive securities.........................}  Rights of Unitsholders; The
                                                                       }     Fund
    (c)  Redemption....................................................}  Rights of Unitholders
    (d)  Conversion, transfer, etc.....................................}  Rights of Unitholders
    (e)  Periodic payment plan.........................................}        *
    (f)  Voting rights.................................................}  Rights of Unitholders
    (g)  Notice of Unitholders.........................................}  Trust Administration
    (h)  Consents required.............................................}  Rights of Unitholders; Trust
                                                                       }     Administration
    (i)  Other provisions..............................................}  Tax Status; Insurance on the
                                                                       }     Bonds
11. Type of securities comprising units................................}  The Fund; The State Trusts
12. Certain information regarding periodic payment                     }        *
          certificates                                                 }



13. (a)  Load, fees, expenses, etc.....................................}  Estimated Current Return and
                                                                       }        Estimated Long-Term
                                                                       }         Return; Trust Operating
                                                                                 Expenses
    (b)  Certain information regarding periodic payment................}        *
              certificates                                             }
    (c)  Certain percentages...........................................}  Summary of Essential
                                                                       }        Information; Public Offering;
                                                                       }        Insurance on the Bonds
    (d)  Certain other fees, etc. payable by holders...................}  Rights of Unitholders
    (e)  Certain profits receivable by depositor,
              principal, underwriters, writers, Trustee or
              affiliated person........................................}  Trust Operating Expenses;
                                                                       }        Public Offering
    (f)  Ratio of annual charges to income.............................}        *

                                                                       }  The Fund
14. Issuance of Trust's securities.....................................}  Rights of Unitholders
15. Receipt and handling of payments from purchasers...................}        *
16. Acquisition and disposition of underlying                          }  The Fund; Investment Objectives
          securities...................................................}       and Portfolio Selection; Trust
                                                                       }       Administration; Public
                                                                       }       Offering
17. Withdrawal or redemption...........................................}  Rights of Unitholders; Public
                                                                       }       Offering
18. (a)  Receipt, custody and disposition of income....................}  Rights of Unitholders
    (b)  Reinvestment of distributions.................................}  Rights of Unitholders
    (c)  Reserves or special Trusts....................................}  Trust Operating Expenses
    (d)  Schedule of distributions.....................................}        *

19. Records, accounts and reports......................................}  Rights of Unitholders; Trust
                                                                       }       Administration
20. Certain miscellaneous provisions of Trust agreement
    (a)  Amendment.....................................................}  Trust Administration
    (b)  Termination...................................................}        *
    (c)  and (d) Trustee, removal and successor........................}  Trust Administration
    (e)  and (f) Depositor, removal and successor......................}  Trust Administration
21. Loans to security holders                                          }        *
22. Limitations on liability...........................................}  Trust Administration
23. Bonding arrangements...............................................}        *
24. Other material provisions of Trust agreement.......................}        *

                        III. ORGANIZATION, PERSONNEL AND
                         AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor..........................................}  Trust Administration



26. Fees received by depositor.........................................}  See Items 13(a) and 13(e)
27. Business of depositor..............................................}  Trust Administration
28. Certain information as to officials and
          affiliated persons of depositor..............................}  Trust Administration
29. Voting securities of depositor.....................................}        *
30. Persons controlling depositor......................................}        *
31. Payment by depositor for certain services
          rendered to Trust............................................}        *
32. Payment by depositor for certain other services
          rendered to Trust............................................}        *
33. Remuneration of employees of depositor
          for certain services rendered to Trust.......................}        *
34. Remuneration of other persons for certain
          services rendered to Trust...................................}        *

                         IV. DISTRIBUTION AND REDEMPTION

35. Distribution of Trust's securities by states.......................}  Public Offering
36. Suspension of sales of Trust's securities..........................}        *
37. Revocation of authority to distribute..............................}        *
38. (a)  Method of Distribution........................................}  Public Offering
    (b)  Underwriting Agreements.......................................}  Underwriting
    (c)  Selling Agreements............................................}  Public Offering
39. (a)  Organization of principal underwriters........................}  Trust Administration
    (b)  N.A.S.D. membership of principal underwriters.................}        *
40. Certain fees received by principal underwriters....................}  See Items 13(a) and 13(e)
41. (a)  Business of principal underwriters............................}  Trust Administration
    (b)  Branch offices of principal underwriters......................}        *
    (c)  Salesmen of principal underwriters............................}        *
42. Ownership of Trust's securities by certain persons.................}        *
43. Certain brokerage commissions received by
          principal underwriters.......................................}  Public Offering
44. (a)  Method of valuation...........................................}  Public Offering
    (b)  Schedule as to offering price.................................}        *
    (c)  Variation in offering price to certain persons................}  Public Offering
45. Suspension of redemption rights....................................}  Rights of Unitholders
46. (a)  Redemption valuation..........................................}  Public Offering
    (b)  Schedule as to redemption price...............................}        *
47. Maintenance of position in underlying securities...................}  Public Offering
                                                                       }  Rights of Unitholders

                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Organization and regulation of Trustee.............................}  Trust Administration
49. Fees and expenses of Trustee.......................................}  Trust Operating Expenses



50. Trustee's lien.....................................................}        *

                     VI. INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Insurance of holders of Trust's securities.........................}  Cover Page; Trust Operating
                                                                       }  Expenses; Insurance on the
                                                                       }  Bonds

                            VII. POLICY OF REGISTRANT

52. (a)  Provisions of Trust agreement with respect
          to selection or elimination..................................}  The Fund; Trust Administration
    (b)  Transactions involving elimination of
          underlying securities........................................}        *
    (c)  Policy regarding substitution or elimination
          of underlying securities.....................................}  The Fund; Trust Administration
    (d)  Fundamental policy not otherwise covered......................}        *
53. Tax status of Trust................................................}  Tax Status

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years...........................}        *
55  Certain information regarding periodic payment
thru      certificates.................................................}        *
58.
59. Financial statements (Instruction 1(c) to Form S-6)................}        *


-------------
*Inapplicable, answer negative or not required.

                DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14
CALIFORNIA INSURED SERIES 1                         TERRITORIAL INSURED SERIES 8
MINNESOTA INSURED SERIES 5

     THE FUND. Delaware Investments Tax-Exempt Trust, Series 14 (the "Fund") consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Trusts." California Insured Series 1 and Minnesota Insured Series 5 are referred to herein as the "Insured State Trusts." Territorial Insured Series 8 is referred to herein as the "Insured National Trust." Collectively, the Insured State Trusts and the Insured National Trust may be referred to herein as the "Insured Trusts." Each Trust initially consists of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit) issued by or on behalf of states and territories of the United States and political subdivisions and authorities thereof, the interest on which is, with certain exceptions, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law (the "Bonds"). In addition, the interest income of each Insured State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes when held by residents of the state where the issuers of Bonds in such Insured State Trust are located. Investors should consult their tax advisers to determine the extent to which such interest income is exempt from taxation in their state of residence. Capital gains, if any, are subject to Federal and state tax. All Bonds in the Insured Trusts have insurance guaranteeing the payments of principal and interest, when due, or are escrowed to maturity. All such insurance remains effective so long as the Bonds are outstanding. IT SHOULD BE NOTED THAT THE INSURANCE RELATES ONLY TO THE BONDS IN AN INSURED TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance or escrow, the Bonds of each Insured Trust are rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") and/or "Aaa" by Moody's Investors Service, Inc. ("Moody's"). Both Standard & Poor's and Moody's have indicated that their respective rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of an Insured Trust or sales by an Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Bonds. See "Insurance on the Bonds in the Insured Trusts." No representation is made as to any insurer's ability to meet its commitments. Certain of the Bonds in certain of the Trusts may have been acquired at prices which resulted in such Bonds being purchased at a discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of such Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) may constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units.

     INVESTMENT OBJECTIVES OF THE FUND. The objectives of the Fund are to gain interest income exempt from Federal income tax and, in the case of the Insured State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. The Trusts may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Trusts are often not available in small amounts. There is, of course, no guarantee that the Trusts will achieve their objectives. The payment of interest and the preservation of principal are dependent upon the continuing ability of the issuers and/or obligors of the Bonds and of the insurers thereof to meet their respective obligations.

     UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The investor is advised to read and retain this Prospectus for future reference.

                  THE DATE OF THIS PROSPECTUS IS MARCH 19, 1998

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Bonds in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust divided by the number of Units outstanding, plus the applicable sales charge and accrued interest, if any. For sales charges in the secondary market, see "Public Offering -- General." If the Bonds in each Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving $100,000 or more. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information." See "Public Offering."

     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders are as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Estimated Current Return and Estimated Long-Term Return."

     DISTRIBUTIONS. Unitholders will receive distributions on a monthly basis. See "Rights of Unitholders -- Distributions of Interest and Principal." Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of a Trust; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Bonds. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units through redemption at prices based upon the bid prices of the underlying Bonds (see "Rights of Unitholders -- Redemption of Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into open-end management investment companies advised by its Sponsor or its affiliates as described under "Rights of Unitholders -- Reinvestment Option."

     RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts -- Risk Factors" for the applicable Trust and "Risk Factors."

                DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
  AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MARCH 19, 1998
                      SPONSOR: DELAWARE INVESTMENT ADVISERS
                    DISTRIBUTOR: DELAWARE DISTRIBUTORS, L.P.
                       EVALUATOR: MULLER DATA CORPORATION
                        TRUSTEE: THE CHASE MANHATTAN BANK

                                                                   CALIFORNIA        MINNESOTA        TERRITORIAL
                                                                    INSURED           INSURED           INSURED
                                                                    SERIES 1          SERIES 5          SERIES 8
                                                                  -----------       -----------       -----------
Principal Amount (Par Value) of Bonds .......................     $ 2,050,000       $ 1,590,000       $ 2,575,000
Number of Units .............................................         209,600           164,478           264,723
Fractional Undivided Interest in the Trust per Unit .........       1/209,600         1/164,478         1/264,723
Principal Amount (Par Value) of Bonds per Unit (1) ..........     $     9.781       $     9.667       $     9.727
Public Offering Price:
 Aggregate Offering Price of Bonds in Portfolio .............     $ 1,993,297       $ 1,564,186       $ 2,517,526
 Aggregate Offering Price of Bonds per Unit .................     $      9.51       $      9.51       $      9.51
 Sales Charge 4.9% (5.152% of the Aggregate Offering
  Price of the Bonds) per Unit (2) ..........................     $      0.49       $      0.49       $      0.49
 Public Offering Price per Unit (2)(3) ......................     $     10.00       $     10.00       $     10.00
Redemption Price per Unit (3)(4) ............................     $      9.44       $      9.44       $      9.44
Sponsor's Initial Repurchase Price per Unit .................     $      9.51       $      9.51       $      9.51
Excess of Public Offering Price per Unit Over Redemption
 Price per Unit .............................................     $      0.56       $      0.56       $      0.56
Excess of Sponsor's Initial Repurchase Price per Unit Over
 Redemption Price per Unit ..................................     $      0.07       $      0.07       $      0.07
Minimum Value of the Trust under which Trust Agreement
 may be terminated ..........................................     $   820,000       $   636,000       $ 1,030,000
Minimum Principal Distribution ............... $0.01 per Unit
First Settlement Date ........................ March 24, 1998
Mandatory Termination Date ................ December 31, 2045
Calculation of Estimated Net Annual Unit Income: (7)
 Estimated Annual Interest Income per Unit ..................     $   0.48679       $   0.48304       $   0.48164
 Less: Estimated Annual Expense per Unit ....................     $   0.02841       $   0.03087       $   0.02636
                                                                  -----------       -----------       -----------
 Estimated Net Annual Interest Income per Unit ..............     $   0.45838       $   0.45217       $   0.45528
Estimated Normal Monthly Distribution per Unit (5) ..........     $   0.03820       $   0.03768       $   0.03794
Estimated Daily Rate of Net Interest
 Accrual per Unit ...........................................     $   0.00127       $   0.00126       $   0.00126
Estimated Current Return Based on Public
 Offering Price (2)(5)(6) ...................................            4.58%             4.52%             4.55%
Estimated Long-Term Return (2)(5)(6) ........................            4.59%             4.48%             4.53%
Initial Distribution (April 15, 1998) .......................     $  0.010184       $   0.01005       $   0.01012
Trustee's Initial Annual Fee per $1,000 Principal Amount of
 Bonds (7) ..................................................     $      1.26       $      1.26       $      1.26
Evaluator's Fee per Evaluation ..............................     $      8.00       $      8.00       $      8.00
Maximum Annual Supervisory Fee per Unit (8) .................     $   0.00300       $   0.00300       $   0.00300
Estimated Organizational and Offering
 Expenses per Unit (9) ......................................     $   0.04265       $   0.04799       $   0.04382
Distribution Dates .............. Fifteenth day of each month


     Evaluations for purpose of sale, purchase or redemption of Units are made as of the close of the New York Stock Exchange (usually 4:00 P.M. Eastern time) on days of trading on the New York Stock

Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
------------------
(1) Because certain of the Bonds in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is decreased and the Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering -- General."

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Distributor's Repurchase Price per Unit will be determined as described under the caption "Public Offering."

(4)  See "Rights of Unitholders -- Redemption of Units."

(5) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for each Trust are available upon request at no charge from the Sponsor.

(6) See "Estimated Current Return and Estimated Long-Term Return" for information concerning the calculation of both Estimated Current Returns and Estimated Long-Term Returns.

(7) During the first year the Trustee will reduce its fee in the California, Minnesota and Territorial Trusts by approximately $0.13, $0.65, and $0.08 per 100 Units, respectively (which amount is the estimated interest to be earned per Unit prior to the expected delivery date for the "when, as and if issued" Bonds included in such Trusts). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above; Estimated Annual Interest Income per Unit, Estimated Annual Expense per Unit, and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "Estimated Current Return and Estimated Long-Term Return."

(8) The Supervisory Fee is payable to the Sponsor. In addition, the Sponsor will be reimbursed by the Trust for bookkeeping and administrative expenses currently at a maximum annual rate of $0.001 per Unit.

(9) Each Trust (and therefore the Unitholders of the respective Trust) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off at the end of the initial offering period which is currently expected to be approximately 4-6 months from the Initial Date of Deposit. In order to reimburse the Trustee for organizational and offering costs, the Sponsor may have to sell Securities from the Trusts. The sale of Securities will serve to reduce the Principal Amount (Par Value) of Bonds per Unit stated above. See "Trust Operating Expenses" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

THE FUND

     GENERAL. The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, as defined in "Summary of Essential Financial Information," with Delaware Investment Advisers as Sponsor, Muller Data Corporation as Evaluator, and The Chase Manhattan Bank as Trustee.

     The Fund consists of three separate unit investment trusts, each having a portfolio of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations) issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law. All issuers of Bonds in an Insured State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of counsel, the related interest earned on such Bonds is exempt to the extent indicated from state and local taxes of such State or territory. In addition, in the case of the Insured National Trust, interest income may also be exempt from certain state and local taxes for residents of various states. Illinois, Indiana, Virginia and Washington residents may only purchase units of an Insured National Trust by this Prospectus. On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Bonds indicated under the "Schedule of Investments" for each Trust herein, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the aggregate amount required for such purchases (the "Bonds"). Thereafter, the Trustee, in exchange for the Bonds so deposited, delivered to the Sponsor evidences of ownership of the number of Units of each Trust as indicated under "Summary of Essential Financial Information."

     With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Trust Agreement, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Bonds deposited in a Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Bonds in a Trust's portfolio. Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (1) in "The Trusts -- Notes to Schedules of Investments." The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than those of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Summary of Essential Financial Information." Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in each Trust as indicated under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     REPLACEMENT BONDS. Because certain of the Bonds in a Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Bonds") to make up the original corpus of the affected Trust.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds shall (i) be tax-exempt bonds, issued by states or territories of the United States or political subdivisions thereof and shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, with fixed maturity dates substantially the same as those of the Failed Bonds; (ii) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds; (iii) be payable in U.S. currency; (iv) not be when, as and if issued bonds; (v) be rated at least "AAA" by Standard & Poor's and/or "Aaa" by Moody's in the case of an Insured Trust and (vi) be insured by one of the Insurers if such Bonds are purchased for an Insured Trust. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not later than the next Distribution Date following such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond should not be acquired by a Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

     The objectives of the Fund are to gain interest income exempt from Federal income tax and, in the case of an Insured State Trust, Federal and state income taxation and to conserve capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the issuer of such Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in such Insured Trust from one of several insurance companies (the "Insurers"). Certain Bonds may be escrowed to maturity. No representation is made as to any Insurer's ability to meet its commitments. All Bonds insured by an Insurer receive a "AAA" rating by Standard & Poor's and a "Aaa" rating by Moody's. See "Description of Bond Ratings."

     In selecting Bonds for the Trusts the following factors, among others, were considered by the Sponsor: (i) either the Standard & Poor's rating of the securities was in no case less than AAA in the case of the Insured Trusts or the Moody's rating of the Securities was in no case less than Aaa in the case of the Insured Trusts including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund, (ii) whether the Bonds are insured by an Insurer in the case of an Insured Trust, (iii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iv) the diversification of Bonds as to purpose of issue and location of issuer, and (v) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Bonds. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below either the applicable Standard & Poor's or Moody's ratings set forth above or both. Neither event requires elimination of such Bonds from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bonds. See "Trust Administration -- Portfolio Administration."

     To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. The outcome of litigation of such nature can never be entirely predicted. The Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal and applicable state income taxation. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

THE TRUSTS

CALIFORNIA INSURED SERIES 1

     GENERAL. California Insured Series 1 (the "California Trust") consists of 8 issues of Bonds. None of the Bonds in the California Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California Trust) as follows: 6% Health Care, 63% Other Revenue, and 31% Utility. No Bond issue has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

     RISK FACTORS SPECIFIC TO CALIFORNIA. The California Trust will invest substantially all of its assets in California Municipal Obligations. The California Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

     There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the California Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     California's economy is the largest among the 50 states and one of the largest in the world. California's population grew by 386,000 in 1996 for an increase of 1.2%. As of January 1997, the State's population was 32.6 million. The diversified economy has major components in agriculture, manufacturing, high-technology, trade, entertainment, tourism, construction and services. Total state gross domestic product of $1 trillion in 1997 will be larger than all but seven nations in the world and California will become the first state to produce over one trillion dollars worth of goods and services in a single year.

     Events in Asia could have implications for California. Over half of California-made goods exports are sold to Asia, and the state has already seen declines in cargoes destined for Japan, South Korea, Singapore and Malaysia. At the same time, strong growth continues in exports to Taiwan, Hong Kong, and Mexico. Overall, exports of California-made goods slowed to 2% growth in the first half of 1997, from over 8% the year before. Strong export growth was a major element during the initial stages of the state's recovery in 1994 and 1995. The upturn has broadened sufficiently over the last two years, to the point that California is now posting solid gains in employment and income despite the slowing of exports.

     After suffering through a severe recession, California's economy has been on a steady recovery since the start of 1994. In 1996, California had eight consecutive months of record high employment levels. Employment grew over 330,000 jobs in 1996 or 2.7%, and between November 1996 and November 1997, 335,000 jobs were added for a growth rate of 2.6%. All industry divisions showed job gains over the year. The service industries continue to post the largest job growth, on a numerical basis, up 151,400 jobs or 3.8%. The growth continues to be primarily in the business service sector. On a percentage basis, employment in construction shows the strongest job growth, up 8.1%, for an increase of 43,000 jobs. The growth in construction is predominantly in the special trade contractors sector. Other industries posting strong job growth over the year were wholesale and trade (up 43,200 jobs), manufacturing (up 38,500) and government (up 33,200). California employment is expanding more rapidly than the nation as a whole, which saw 2.3% job gains from November 1996 to November 1997. Residential housing construction reached a seven-year high at an annual rate of 134,000 units in October 1997, up 29% from the year-ago pace. New home construction has been growing slowly since 1993.

     California enjoys a large and diverse labor force. As of November 1997, the total civilian labor force was 15,931,000 with 15,000,000 individuals employed and 931,000, or 5.8%, unemployed. In comparison, the unemployment rate for the United States during the same time was 4.6%. Yet, with several major industries undergoing restructuring, job losses are occurring in industries which, in the past, have been a stable source of growth to California's economy. Energy and telephone companies are deregulating while banking and insurance are streamlining and consolidating. Deregulation is expected to make California more competitive by lowering electric rates by at least 20% over the next five years.

     Personal income rose to $808 billion in 1996, a 5.7% increase over 1995 and ranked first in the nation in total personal income. Wages and salaries grew 5.4% during 1996. This is double the increase in employment. Solid gains in employment and income are expected to continue for the next several years with growth above the national average.

     Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

     Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

     Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

     California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

     Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

     The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

     "Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 DISTRICTS") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may, by voter approval, exceed their spending limits for up to four years.

     Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either
Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

     Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. The State had $14.9 billion aggregate principal amount of non-self-liquidating general obligation bonds outstanding, and $6.4 billion authorized and unissued, as of December 31, 1997. Outstanding lease revenue bonds totaled $7.2 billion as of December 31, 1997, and are estimated to total $7.5 billion as of June 30, 1998.

     From July 1, 1996 to July 1, 1997, the State issued approximately $1.03 billion in non-self-liquidating general obligation bonds and $1.26 billion in revenue bonds. Refunding bonds, which are used to refinance existing long-term debt, accounted for none of the general obligation bonds and $841.38 million of the revenue bonds.

     General Fund general obligation debt service expenditures for fiscal year 1996-97 were $1.92 billion, and are estimated at $1.89 billion for fiscal year 1997-98.

     California maintains a Special Fund for Economic Uncertainties (the "ECONOMIC UNCERTAINTIES FUND"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund. As of November 30, 1997, the General Fund had outstanding internal loans from Special Funds of $2.8 billion (in addition, there are $3 billion of external loans represented by the 1997 Revenue Anticipation Notes, which mature on June 30, 1998). The revised projected 1997-98 fiscal year General Fund Reserve for Economic Uncertainties is $329 million.

     General Fund revenues and transfers for fiscal year 1996-97 were $49.2 billion, a 6% increase from the prior year. Expenditures for the 1996-97 fiscal year were $49.1 billion, an 8% increase. A revised balance of $329 million is expected in the Economic Uncertainties Fund at June 30, 1998. Special Fund revenues are estimated at $14.2 billion for the 1997-98 fiscal year and appropriated Special Fund expenditures at $14.4 billion. As of June 30, 1997, the General Fund balance was $906 million. The estimate for June 30, 1998 is $773.8 million.

     Overall, General Fund revenues and transfers represent about 78% of total revenues. The remaining 22% are special funds, dedicated to specific programs. The three largest revenue sources (personal income, sales, and bank and corporation) account for about 73% of total revenues.

     Several important tax changes were enacted in 1996. The bank and corporation tax was reduced by 5%, and a number of targeted business tax incentives were put into place.

     The Governor's proposed budget for fiscal year 1997-98 kept General Fund spending below revenues. K-12 education remained the state's top funding priority -- nearly 42 cents of every General Fund dollar is spent on K-12 education. Education, public safety, and health and welfare expenditures constitute nearly 93% of all state General Fund expenditures. The remaining expenditures are in areas such as business, transportation, housing, and environmental protection.

     As of November 1997, General Fund cash receipts for the year are $407 million below the 1997 Budget Act Forecast. Also, personal income tax revenues for the year are below expectations by $56 million. Yet, year-to-date sales and use tax receipts are $48 million above forecast.

     The State's general obligation bonds have received ratings of "Al" by Moody's Investors Service, "A+" by Standard & Poor's Ratings Group and "A+" by Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.). There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by the State of California may differ from those of local governments, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

     The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. In the consolidated case of MALIBU VIDEO SYSTEMS, ET AL. V. KATHLEEN BROWN AND ABRAMOVITZ, ET AL., a stipulated judgment was entered requiring a return of $119 million plus interest to specified special funds over a period of up to five years beginning in fiscal year 1996-97. The lawsuit challenges the transfer of monies from special fund accounts within the State Treasury to the State's General Fund pursuant to the Budget Acts of 1991, 1992, 1993, and 1994. Plaintiffs allege that the monetary transfers violated various statutes and provisions of the State Constitution.

     OBLIGATIONS OF OTHER ISSUERS. There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

     Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

     To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August, 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May, 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below), Orange County also has implemented stringent cuts in services and has laid off workers.

     California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

     Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (E.G., due to an earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

     Several years ago, the Richmond Unified School District (the "DISTRICT") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

     The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

     Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (E.G., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

     Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

     The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

     Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

     On December 7, 1994, Orange County California (the "COUNTY"), together with its pooled investment fund (the "POOLS"), filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

     On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

     The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although, under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

     STATE TAXATION. For a discussion of the Federal tax status of income earned on California Trust Units, see "Tax Status."

     We have examined the income tax laws of the State of California to determine its applicability to the California Trust and to the holders of Units in the California Trust who are full-time residents of the State of California ("CALIFORNIA UNITHOLDERS"). The assets of the California Trust will consist of bonds issued by the State of California or a local government of California (the "CALIFORNIA BONDS") or by the Commonwealth of Puerto Rico or its authority (the "POSSESSION BONDS") (collectively, the "BONDS"). For purposes of the following opinions, it is assumed that each asset of the California Trust is debt, the interest on which is excluded from gross income for federal income tax purposes.

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the California Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for federal income tax purposes; and (iii) interest on the Bonds, if received directly by a California Unitholder, would be exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "CALIFORNIA PERSONAL INCOME TAX"). This opinion does not address the taxation of persons other than full-time residents of California. We have assumed that, at the respective times of issuance of the Bonds, opinions that the Bonds were validly issued and that interest on the Bonds is excluded from gross income for federal income tax purposes were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the California Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the California Bonds is exempt from the California Personal Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the California Trust of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith.

     Based upon the foregoing, and upon an investigation of such matters of law as we considered to be applicable, we are of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

1. The California Trust is not an association taxable as a corporation for purposes of the California Bank and Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the California Trust, and the income of such portion of the California Trust will be treated as the income of the California Unitholders under the California Personal Income Tax.

2. Interest on the Bonds which is exempt from tax under the California Personal Income Tax when received by the California Trust and which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Trust and distributed to a California Unitholder.

3. Each California Unitholder of the California Trust will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the California Trust, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in a California Unitholder realizing taxable gain for California Personal Income Tax purposes when a Unit is sold or redeemed for an amount equal to or less than its original cost.

4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the California Trust is not deductible for purposes of the California Personal Income Tax.

     This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Bank and Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that interest on the underlying Bonds attributed to a California Unitholder that is subject to the California Bank and Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax. We have not examined any of the Bonds to be deposited and held in the California Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and we express no opinion with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

MINNESOTA INSURED SERIES 5

     GENERAL. Minnesota Insured Series 5 (the "Minnesota Trust") consists of 8 issues of Bonds. One of the Bonds (14%) in the Minnesota Trust is a general obligation of the governmental entities issuing it or is backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota Trust) as follows: 18% Education, 27% Other Revenue, 22% Health Care, and 19% Utility. No Bond issue has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

     RISK FACTORS SPECIFIC TO MINNESOTA. Minnesota's constitutionally prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis. Legislative appropriations for each biennium are prepared and adopted during the final legislative session of the immediately preceding biennium. Prior to each fiscal year of a biennium, Minnesota's Department of Finance allots a portion of the applicable biennial appropriation to each agency or other entity for which an appropriation has been made. An agency or other entity may not expend moneys in excess of its allotment. If revenues are insufficient to balance total available resources and expenditures, Minnesota's Commissioner of Finance, with the approval of the Governor, is required to reduce allotments to the extent necessary to balance expenditures and forecasted available resources for the then current biennium. The Governor may prefer legislative action when a large reduction in expenditures appears necessary, and if Minnesota's legislature is not in session, the Governor is empowered to convene a special session.

     Frequently in recent years, legislation has been required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve, imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments.

     During fiscal year 1997, the total fund balance, on a GAAP basis, for the General Fund increased by $66.9 million to $1.486 billion. At June 30, 1997, the unreserved, undesignated portion of the fund balance reflected a positive balance of $642.3 million, after providing for a $583.5 million budgetary reserve. This compares with a $491.9 million unreserved, undesignated fund balance at the end of fiscal year 1996 with a $570 million budgetary reserve. On a budgetary basis, the June 30, 1997, unrestricted (undesignated) fund balance for the General Fund was $812.7 million, compared with a balance of $506 million at the end of 1996.

     General Fund revenues and transfers-in totaled $10.412 billion for fiscal year 1997, up 8% from those for fiscal year 1996. General Fund expenditures and transfers-out for the year totaled $9.926 billion, an increase of 3% from the previous year. Of this amount, $6.917 billion (70%) is in the form of grants and subsidies to local governments, individuals and non-profit organizations.

     The Minnesota Department of Finance November 1997 Forecast projects that, under current law, the State will complete its current biennium June 30, 1999 with a $453 million surplus, plus a $350 million cash flow account balance, a $522 million budget reserve, and $93 million in other dedicated accounts. Revenues for the 1998-99 biennium are forecast at $21.045 billion. Total General Fund expenditures and transfers for the biennium are projected to be $20.7 billion. The forecast balance for the General Fund is $1.36 billion for the 1998-99 biennium.

     The State is party to a variety of civil actions that could adversely affect the State's General Fund. In addition, substantial portions of State and local revenues are derived from federal expenditures, and reductions in federal aid to the State and its political subdivisions and other federal spending cuts may have substantial adverse effects on the economic and fiscal condition of the State and its local governmental units. Risks are inherent in making revenue and expenditure forecasts. Economic or fiscal conditions less favorable than those reflected in State budget forecasts and planning estimates may create additional budgetary pressures.

     State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to bonds that are revenue obligations of the issuer and not general obligations of Minnesota, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the bonds or the ability of the respective obligors to pay interest on and principal of the bonds.

     The state issued $170.0 million of new general obligation bonds, and $172.1 million of general obligation bonds were redeemed during 1997, leaving an outstanding balance of $2.2 billion. Moody's Investor Services and Fitch's rates Minnesota general obligation bonds Aaa and AAA, respectively. In August 1997, Standard & Poor's upgraded the state's general obligation bond rating to AAA from AA+.

     MINNESOTA ECONOMY. Minnesota relies heavily on a progressive individual income tax and a retail sales tax for revenue, which results in a fiscal system unusually sensitive to economic conditions. In fiscal year 1997, Minnesota's economy outperformed the United States economy as a whole.

     In November 1997, the state's unemployment rate, on a seasonally adjusted basis, was 2.8%, down 1.2 percentage points from the 4.0% observed one year earlier. That unemployment rate was well below the national rate of 4.6%. Payroll employment in Minnesota grew by 53,000 jobs during the 1997 fiscal year. Employment in fiscal year 1997 grew by 2.2%, the same rate as the U.S. average. At present, the state's most serious economic challenge is ensuring there will be sufficient workers to fill the jobs currently being generated.

     Personal income in Minnesota is now estimated to have grown at a 6.6% annual rate during fiscal year 1997, well above the national average of 5.3%. Wage growth was strong, but as in neighboring Midwestern states, all of whom also had strong growth in personal income, the agricultural sector was a major contributor. Prices were higher than average, yields were strong, and federal farm program payments under the 1996 farm bill were much larger than they would have been under the previous program.

     Personal income in Minnesota is forecast to grow by 5.0% during the 1998 fiscal year, slightly below the average rate forecast for the nation. Payroll employment is expected to grow at a 2.1% annual rate, consistent with the national average. Wage and salary income growth, however, is projected to lag the national average rate as states outside the Midwest also begin to feel labor market pressures and part-time workers elsewhere increase their hours to, or beyond, the levels they desire. Farm income in the 1998 fiscal year is also forecast to be down from the high levels reported during fiscal year 1997 since commodity prices have returned to more normal levels.

     There can be no assurance that Minnesota's economy and fiscal condition will not materially change in the future or that future difficulties will not occur. Economic difficulties and the resultant impact on state and local government finances may adversely affect the market value of obligations in the portfolio of Minnesota Insured Intermediate Tax Free Fund or the ability of respective obligors to make timely payment of the principal and interest on such obligations.

     STATE TAXATION. For a discussion of the Federal tax status of income earned on Minnesota Trust Units, see "Tax Status."

     Counsel to the Minnesota Trust understands that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities (the "MINNESOTA BONDS") and bonds issued by possessions of the United States or its authority (the "POSSESSION BONDS" and, with the Minnesota Bonds, the "BONDS") which would be exempt from Federal and Minnesota income taxation when paid directly to an individual, trust or estate, (ii) gain on the disposition of such Bonds and (iii) proceeds paid under certain insurance policies issued to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

     Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for Federal income tax purposes and (iii) the interest thereon is exempt from the income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "MINNESOTA INCOME TAX"). It should be noted that interest on the Minnesota Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions; no opinion is expressed with respect to the treatment of interest on the Possession Bonds for purposes of such taxes. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota.

     We have assumed that, at the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the Minnesota Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the Minnesota Bonds is exempt from the Minnesota Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Minnesota Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

     Although Minnesota state law provides that interest on Minnesota bonds is exempt from Minnesota state income taxation, the Minnesota state legislature has enacted a statement of intent that interest on Minnesota bonds should be subject to Minnesota state income taxation if it is judicially determined that the exemption discriminates against interstate commerce, effective for the calendar year in which such a decision becomes final. It cannot be predicted whether a court would render such a decision or whether, as a result thereof, interest on Minnesota Bonds and therefore distributions by the Minnesota Trust would become subject to Minnesota state income taxation.

     In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

     1. The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

     2. Income on the Bonds, excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust, and which would be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax if received directly by a Unitholder, will be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and distributed to such Unitholder;

     3. To the extent that interest on certain Bonds (except with respect to Possession Bonds, as to which no opinion is expressed), if any, is includible in the computation of "alternative minimum taxable income" for Federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts;

     4. Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes;

     5. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

     6. Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota net income if paid in the normal course by the issuer of the defaulted obligation PROVIDED that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

     7. To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for Federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Minnesota Trust, such interest will not be subject to the Minnesota Income Tax when distributed by the Minnesota Trust and received by the Unitholders. As noted above, we have expressed no opinion as to the treatment of interest on the Possession Bonds for purposes of the Minnesota Corporate Franchise Tax or the Alternative Minimum Tax or whether it is a factor in the computation of the Minimum Fee applicable to financial institutions. Although a federal statute currently provides that bonds issued by the Government of Puerto Rico, or by its authority, are exempt from all state and local taxation, the Supreme Court of Minnesota has held that interest earned on bonds issued by the Government of Puerto Rico may be included in taxable net income for purposes of computing the Minnesota bank excise tax. The State of Minnesota could apply the same reasoning in determining whether interest on the Possession Bonds is subject to the taxes listed above on which we express no opinion.

     Chapman and Cutler has not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Minnesota law. Ownership of the Units may result in collateral Minnesota tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

TERRITORIAL INSURED SERIES 8

     GENERAL. Territorial Insured Series 8 (the "Territorial Trust") consists entirely of obligations of issuers located in Territories of the United States, such as Puerto Rico, Guam and the Northern Marianna Islands. Specifically, the Territorial Trust consists of 7 issues of Bonds 6 of which are issued by entities located in the Commonwealth of Puerto Rico and 1 of which was issued by an entity located in Guam. None of the Bonds in the Territorial Trust are general obligations of a governmental entity issuing them or backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Territorial Trust) as follows: 8% Government Facilities Revenue Bonds, 25% Infrastructure Revenue Bonds, 33% Transportation Revenue Bonds, 17% Education Revenue Bonds, 17% Other Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

     RISK FACTORS SPECIFIC TO PUERTO RICO. The economy of Puerto Rico is closely integrated with that of mainland United States. During fiscal 1996 approximately 88% of Puerto Rico's exports were to the U.S. mainland, which was also the source of approximately 62% of Puerto Rico's imports. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to the expansion of the manufacturing sector.

     Puerto Rico's more than decade-long economic expansion continued throughout the five-year period from fiscal 1993 through fiscal 1997. Almost every sector of the economy participated and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the exchange value of the U.S. dollar, increases in the level of federal transfers and the relatively low cost of borrowing. Further growth in the Puerto Rico economy in fiscal 1998 depends on several factors, including the strength of the U.S. economy, the relative stability in the price of oil imports, increases in the number of visitors to the island, the level of exports, the exchange value of the U.S. dollar, the level of federal transfers and the cost of borrowing.

     The economic activity index showed an increase of four points in fiscal 1997, reaching 163.5, 13 points above 1992. The increase in Puerto Rico's gross product surpassed 3%, a rate almost four times greater than that of 1992. The main driving force behind this growth was manufacturing, Puerto Rico's largest and most quickly developing economic sector. Manufacturing exports increased 35% during the last five years, from $16.9 billion in 1993 to $22.8 billion in 1997, due in part to increasing emphasis on rebuilding Puerto Rico's infrastructure, including the upcoming renovation of the Port of San Juan. Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1996, aggregate personal income was $29.4 billion ($27.8 billion in 1992 prices). In fiscal 1997, personal income per capita was approximately $8,200, up from $7,882 in 1996 and $6,429 in 1992.

     Puerto Rico's unemployment, although at relatively low historical levels, remains above the average for the United States. Average total employment increased from 987,000 in fiscal 1992 to 1,132,000 in fiscal 1997, with 145,000 new jobs created during the most recent five-year period, an increase of 14.7%. Non-farm employment (not seasonally adjusted) for December 1997 reached 955,000, its highest level. The average unemployment rate decreased from 17.0% in fiscal 1993 to 13.5% in fiscal 1997.

     The Puerto Rican economy is affected by a number of Commonwealth and federal investment incentive programs. Aid for Puerto Rico's economy has traditionally depended heavily on federal programs, and current federal budgetary policies suggest that an expansion of aid to Puerto Rico is unlikely. An adverse effect on the Puerto Rican economy could result from other U.S. policies, including further reduction in transfer payment programs such as food stamps, curtailment of military spending and policies which could lead to a stronger dollar. One of the factors assisting the development of the Puerto Rican economy has been the tax incentives offered by the federal and Puerto Rico governments.

     Puerto Rico's future will be determined by the leadership and initiatives of both the private and public sector to compensate for the loss of the federal tax credit under Section 936 of the U.S. tax code. This important credit which enabled companies to repatriate profits at a 40-60% reduction in federal taxes was terminated as of July 1996. Existing U.S. companies operating in Puerto Rico were given a ten year grace period, but new U.S. manufacturing companies coming to Puerto Rico will have to pay U.S. deferral taxes when repatriating their profits to the mainland.

     FEDERAL TAXATION. For a discussion of the Federal tax status of income earned on Territorial Trust Units, see "Tax Status."

                         REPORT OF INDEPENDENT AUDITORS


     TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14:

     We have audited the accompanying statements of net assets, including the schedules of investments, of Delaware Investments Tax-Exempt Trust, Series 14 (comprised of the California Insured Series 1, Minnesota Insured Series 5 and Territorial Insured Series 8) as of the opening of business on March 19, 1998. The statements of net assets are the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by the Trustee and deposited in the Trust on March 19, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the respective series constituting the Delaware Investments Tax-Exempt Trust, Series 14 at the opening of business on March 19, 1998, in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 19, 1998

                DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 14
                            STATEMENTS OF NET ASSETS

                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                                                                 CALIFORNIA      MINNESOTA      TERRITORIAL
                                                                  INSURED         INSURED         INSURED
                                                                  SERIES 1        SERIES 5       SERIES 8
                                                                -----------     ----------     ------------
Investments in securities (1)(2) ............................   $1,120,177      $  857,328     $1,506,668
Contracts to purchase securities (1)(2) .....................      873,120         706,858      1,010,858
Accrued interest on underlying securities (1)(3) ............       14,092          14,944         24,944
Organizational and offering Costs (4) .......................        8,940           7,893         11,600
                                                                ----------      ----------     ----------
Total Assets ................................................   $2,016,329      $1,587,023     $2,554,070
Less: distributions payable (3) .............................       14,092          14,944         24,944
Less: accrued organizational and offering costs (4) .........        8,940           7,893         11,600
                                                                ----------      ----------     ----------
Net Assets ..................................................   $1,993,297      $1,564,186     $2,517,526
                                                                ==========      ==========     ==========
Net Assets Represented By:
 Interest of Unitholders --
 Units of fractional undivided interest
 outstanding: (209,600, 164,478 and 264,723 Units,
 respectively)
Cost to investors (5) .......................................   $2,096,001      $1,644,781     $2,647,230
Less: Gross underwriting commission (5) .....................      102,704          80,595        129,704
                                                                ----------      ----------     ----------
Net Assets (5) ..............................................   $1,993,297      $1,564,186     $2,517,526
                                                                ==========      ==========     ==========

----------------------
(1) The aggregate value of the Bonds listed under "Schedule of Investments" for each Trust herein and their cost to such Trust are the same. The value of the Bonds is determined by Muller Data Corporation on the bases set forth under "Public Offering -- Offering Price." The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee in and for the following amounts:

                                                                    PRINCIPAL       OFFERING
                                                                    AMOUNT OF       PRICE OF       ACCRUED INTEREST
                                                   AMOUNT OF       BONDS UNDER     BONDS UNDER       TO EXPECTED
                                               LETTER OF CREDIT     CONTRACTS       CONTRACTS       DELIVERY DATES
                                               ----------------    -----------     -----------     ----------------
     California Insured Series 1 ..........       $1,500,000       $  925,000      $  873,120          $ 4,570
     Minnesota Insured Series 5 ...........       $1,500,000       $  725,000      $  706,858          $ 4,260
     Territorial Insured Series 8 .........       $2,500,000       $1,075,000      $1,010,858          $ 4,097


(2) Insurance coverage providing for the timely payment of principal and interest on the Bonds in the portfolio of each Insured Trust has been obtained by the issuer of the Bond, the underwriter of such Bond, the Sponsor or others. See "Schedule of Investments."

(3) The Trustee will advance the amount of accrued interest as of March 24, 1998 (the "First Settlement Date"), and all accrued interest to the First Settlement Date will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date.

(4) The Trusts (and therefore Unitholders) will bear all or a portion of their organizational and offering costs, which will be deferred and charged off against principal at the end of the initial offering period.

(5) The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions involving $100,000 or more, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net Assets remains unchanged.

                           CALIFORNIA INSURED SERIES 1

                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                     NAME OF ISSUER, TITLE, INTEREST RATE AND                                         OFFERING PRICE
   AGGREGATE          MATURITY DATE OF EITHER BONDS DEPOSITED                        REDEMPTION       TO CALIFORNIA
 PRINCIPAL (1)            OR BONDS CONTRACTED FOR (1)(5)            RATING (2)     PROVISIONS (3)       TRUST (4)
---------------   ---------------------------------------------    ------------   ----------------   ---------------
   $  250,000     Pomona Public Financing Authority, 1998          AAA            2008 @ 102            $  242,113
                  Refunding Revenue Bonds, (Southwest
                  Pomona Redevelopment Project), Series
                  W, (MBIA Insured), 5.00%, Due
                  02/01/2030 #**

      500,000     California State University, Hayward             AAA            2008 @ 101               502,910
                  Foundation, Inc., Auxiliary Organization
                  Revenue Refunding Bonds, Series 1998,
                  (MBIA Insured), 5.25%, Due 08/01/2025

      250,000     San Francisco, California, Bay Area Rapid        AAA            2008 @ 101               243,393
                  Transit District, Sales Tax Revenue Bonds,                      2024 @ 100 S.F.
                  (AMBAC Insured), 5.00%, Due 07/01/2028 #

      500,000     City of Santa Clara, California,                 AAA            2008 @ 102               486,990
                  Subordinated Electric Revenue Refunding                         2018 @ 100 S.F.
                  Bonds, Series 1998 A, (AMBAC Insured),
                  5.00%, Due 07/01/2027 #

      250,000     Los Angeles County Public Works                  AAA            2007 @ 101               250,713
                  Financing Authority, Lease Revenue                              2013 @ 100 S.F.
                  Bonds, (Multiple Capital Facilities Project
                  V), 1996 Series B, (AMBAC Insured),
                  5.125%, Due 12/01/2017 #

      125,000     Public Facilities Financing Authority of the     AAA            2007 @ 101               125,826
                  City of San Diego, Sewer Revenue Bonds,                         2023 @ 100 S.F.
                  Series 1997A, (FGIC Insured), 5.25%,
                  Due 05/15/2027 #

      125,000     California Health Facilities Financing           AAA            2007 @ 102               123,161
                  Authority, Insured Revenue Bonds,                               2018 @ 100 S.F.
                  Cedars-Sinai Medical Center, Series 1997B
                  (MBIA Insured), 5.125%, Due 08/01/2027 *

       50,000     Puerto Rico Highway and Transportation           AAA                                      18,191
                  Authority, Transportation Revenue Bonds,
                  Series A, (AMBAC Insured), 0.00%, Due
                  7/01/2018 # (6)

   ----------                                                                                           ----------

   $2,050,000                                                                                           $1,993,297
   ==========                                                                                           ==========


     For an explanation of footnotes used on this page, see "Notes to Schedule of Investments" on page 26.

                           MINNESOTA INSURED SERIES 5

                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                      NAME OF ISSUER, TITLE, INTEREST RATE AND                                          OFFERING PRICE
   AGGREGATE           MATURITY DATE OF EITHER BONDS DEPOSITED                         REDEMPTION        TO MINNESOTA
 PRINCIPAL (1)             OR BONDS CONTRACTED FOR (1)(5)             RATING (2)     PROVISIONS (3)       TRUST (4)
---------------   ------------------------------------------------   ------------   ----------------   ---------------
   $  200,000     Independent School District No. 330, Southwest     AAA            2007 @ 100            $  196,374
                  Star Concept Schools, Heron Lake, Minnesota,
                  (MBIA Insured), 4.95%, Due 02/01/2022 #

      100,000     Independent School District No. 2144, Chisago      AAA            2006 @ 100                98,291
                  Lakes Area Schools, Minnesota, General                            2021 @ 100 S.F.
                  Obligation School Building Bonds, Series 1998,
                  (MBIA Insured), 5.00%, Due 02/01/2023 #

      250,000     Minnesota Agriculture and Economic                 AAA            2007 @ 102               250,258
                  Development Board Revenue Bonds, The                              2010 @ 100 S.F.
                  Evangelical Lutheran Good Samaritan Society
                  Project, Series 1997, (AMBAC Insured), 5.15%,
                  Due 12/01/2022 #

      215,000     City of St. Cloud, Minnesota, General              AAA            2008 @ 100               211,788
                  Obligation Judgment Funding Bonds, Series                         2021 @ 100 S.F.
                  1998A, (FGIC Insured), 5.00%, Due 12/01/2024 #

      100,000     City of St. Cloud, Minnesota, Hospital             AAA            2003 @ 102               100,617
                  Refunding Revenue Bonds, The Saint Cloud                          2014 @ 100 S.F.
                  Hospital, Series 1993-C, (AMBAC Insured),
                  5.30%, Due 10/01/2020 #

      250,000     City of Minneapolis, Minnesota, and Housing        AAA            2003 @ 102               237,075
                  and Redevelopment Authority of the City of St.                    2014 @ 100 S.F.
                  Paul, Minnesota, Health Care System Revenue
                  Bonds, Series 1993, (AMBAC Insured), 4.75%,
                  Due 11/15/2018 #

      175,000     Polk County, Minnesota, General Watershed          AAA            2007 @ 100               174,965
                  District Bonds of 1998, (MBIA Insured), 5.00%,                    2019 @ 100 S.F.
                  Due 02/01/2020 #**

      300,000     City of Marshall, Minnesota, Utility Revenue       AAA            2007 @ 100               294,818
                  Bonds, Series 1998, (MBIA Insured), 5.00%,
                  Due 07/01/2023 #**

   ----------                                                                                             ----------

   $1,590,000                                                                                             $1,564,186
   ==========                                                                                             ==========


     For an explanation of footnotes used on this page, see "Notes to Schedule of Investments" on page 26.

                          TERRITORIAL INSURED SERIES 8

                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                 NAME OF ISSUER, TITLE, INTEREST RATE AND                                       OFFERING PRICE
  AGGREGATE       MATURITY DATE OF EITHER BONDS DEPOSITED                      REDEMPTION       TO TERRITORIAL
  PRINCIPAL           OR BONDS CONTRACTED FOR (1)(5)          RATING (2)     PROVISIONS (3)       TRUST (4)
-------------   ------------------------------------------   ------------   ----------------   ---------------
 $  250,000     Government of Guam, Limited                  AAA            2007 @ 102            $  249,068
                Obligation Infrastructure Improvement                       2013 @ 100 S.F.
                Bonds, 1997 Series A, (AMBAC Insured),
                5.00%, Due 11/01/2017 #

    500,000     Puerto Rico Industrial, Tourist,             AAA            2008 @ 101               491,545
                Educational, Medical and Environmental                      2019 @ 100 S.F.
                Control Facilities Financing Authority,
                Higher Education Revenue Bonds, 1998
                Series A, (MBIA Insured), 5.00%, Due
                10/01/2022 #**

    500,000     Puerto Rico Highway and Transportation       AAA            2008 @ 101               492,025
                Authority, Transportation Revenue Bonds,                    2019 @ 100 S.F.
                Series A, (AMBAC Insured), 5.00%, Due
                07/01/2028 #

     75,000     Puerto Rico Highway and Transportation       AAA                                      27,288
                Authority, Transportation Revenue Bonds,
                Series A, (AMBAC Insured), 0.00%, Due
                07/01/2018 # (6)

    500,000     Puerto Rico Infrastructure Financing         AAA            2008 @ 101               491,270
                Authority, Special Tax Revenue Bonds,                       2022 @ 100 S.F.
                Series 1997 A, (AMBAC Insured), 5.00%,
                Due 07/01/2028 #

    250,000     Puerto Rico Public Buildings Authority,      AAA            2007 @ 101.5             246,400
                Government Facilities Revenue Bonds,                        2022 @ 100 S.F.
                Series B, (AMBAC Insured), 5.00%, Due
                07/01/2027 #

    500,000     Puerto Rico Municipal Finance Agency,        AAA            2007 @ 101.5             519,930
                1997 Series A Bonds, (FSA Insured),                         2018 @ 100 S.F.
                5.50%, Due 07/01/2021 #

 ----------                                                                                       ----------

 $2,575,000                                                                                       $2,517,526
 ==========                                                                                       ==========


     For an explanation of footnotes used on this page, see "Notes to Schedule of Investments" on page 26.

                        NOTES TO SCHEDULES OF INVESTMENTS

                      AS OF THE OPENING OF BUSINESS ON THE
                     INITIAL DATE OF DEPOSIT: MARCH 19, 1998

     1. Certain Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from a financial institution unaffiliated with the Sponsor, has been deposited with the Trustee. The Sponsor has assigned to the Trustee all of its right, title and interest in and to such Bonds. Contracts to acquire Bonds were entered on or after February 27, 1998. These Bonds have expected settlement dates on or prior to April 14, 1998 (see "The Fund").

     2. All ratings are by Standard & Poor's and/or Moody's. As a result of the insurance related to each Bond in an Insured Trust, each Bond is rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's. See "Insurance on Bonds in the Insured Trusts" and "Description of Bond Ratings."

     3. There is shown under this heading the year in which each issue of the Bonds is initially or currently callable and the call price for that year. Each issue of the Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of the Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed obligations have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past, and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Risk Factors -- Redemptions of Bonds." To the extent that the Bonds were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return."

     4. Evaluation of Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering -- Offering Price").

     5. Other information regarding the Bonds in each Trust, as of the opening of business on the Initial Date of Deposit, is as follows:

                                                                                     ANNUAL           BID SIDE
                                                COST TO        PROFIT (LOSS)     INTEREST INCOME     EVALUATION
     TRUST                                      SPONSOR         TO SPONSOR          TO TRUST          OF BONDS
     -----                                     ----------      -------------     ---------------     -----------
     California Insured Series 1 ..........    $1,976,098         $17,199            $102,031        $1,978,190
     Minnesota Insured Series 5 ...........    $1,547,297         $16,889            $ 79,450        $1,552,261
     Territorial Insured Series 8 .........    $2,490,853         $26,673            $127,500        $2,498,614


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in the portfolios. On the opening of business on the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust was higher than the bid side evaluation of such Bonds by 0.76%, 0.77% and 0.76% for the California, Minnesota and Territorial Trusts, respectively. One Bond in the California Trust, two Bonds in the Minnesota Trust, and one Bond in the Territorial Trust, representing 12%, 30%, and 19% of the principal amount of the Bonds, respectively, (marked by a double asterisk(**)) were purchased on a "when, as and if issued" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place two to 21 days after the First Settlement Date.

"#" indicates that such Bond was issued at either an original issue discount or purchased at a market discount. The tax effect of Bonds issued at an original issue discount or purchased at a market discount is described in "Tax Status."

     6. This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds.

--------------------------------
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURNS

     As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State (if applicable) taxes using the published Federal and State (if applicable) tax rates scheduled to be in effect in 1998. This table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not show the approximate taxable estimated current returns for individuals who are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following table for those individuals who have adjusted gross incomes in excess of $124,500. The table does not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions which were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80 percent of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

                         CALIFORNIA TAX EQUIVALENT TABLE

    TAXABLE INCOME ($1,000'S)                                      TAX-EXEMPT ESTIMATED CURRENT RETURN
---------------------------------                ------------------------------------------------------------------------
     SINGLE             JOINT          TAX       4-1/2%       5%       5-1/2%       6%       6-1/2%       7%       7-1/2%
     RETURN            RETURN        BRACKET*                  EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
--------------     --------------    --------    ------------------------------------------------------------------------
$      0-25.35     $      0-42.35     20.10%      5.63%      6.26%      6.88%      7.51%      8.14%      8.76%      9.39%
   25.35-61.40       42.35-102.30     34.70       6.89       7.66       8.42       9.19       9.95      10.72      11.49
  61.40-128.10      102.30-155.95     37.40       7.19       7.99       8.79       9.58      10.38      11.18      11.98
 128.10-278.45      155.95-278.45     42.00       7.76       8.62       9.48      10.34      11.21      12.07      12.93
   Over 278.45        Over 278.45     45.20       8.21       9.12      10.04      10.95      11.86      12.77      13.69

------------------
*The State tax brackets are those for 1997. The 1998 brackets will be adjusted to take into account changes in the California Comsumer Price Index. These adjustments have not yet been released.


                         MINNESOTA TAX EQUIVALENT TABLE

    TAXABLE INCOME ($1,000'S)                                      TAX-EXEMPT ESTIMATED CURRENT RETURN
---------------------------------                ------------------------------------------------------------------------
     SINGLE             JOINT          TAX       4-1/2%       5%       5-1/2%       6%       6-1/2%       7%       7-1/2%
     RETURN            RETURN        BRACKET                   EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
--------------     --------------    --------    ------------------------------------------------------------------------
$      0-25.35     $      0-42.35     21.80%      5.75%      6.39%      7.03%      7.67%      8.31%      8.95%      9.59%
   25.35-61.40       42.35-102.30     34.10       6.83       7.59       8.35       9.10       9.86      10.62      11.38
  61.40-128.10      102.30-155.95     36.90       7.13       7.92       8.72       9.51      10.30      11.09      11.89
  28.10-278.45      155.95-278.45     41.40       7.68       8.53       9.39      10.24      11.09      11.95      12.80
   Over 278.45        Over 278.45     44.70       8.14       9.04       9.95      10.85      11.75      12.66      13.56


                        TERRITORIAL TAX EQUIVALENT TABLE

    TAXABLE INCOME ($1,000'S)                                      TAX-EXEMPT ESTIMATED CURRENT RETURN
---------------------------------                ------------------------------------------------------------------------
     SINGLE             JOINT          TAX       4-1/2%       5%        5-1/2%       6%       6-1/2%       7%      7-1/2%
     RETURN            RETURN        BRACKET*                  EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
--------------     --------------    --------    ------------------------------------------------------------------------
$      0-25.35     $      0-42.35      15.0%      5.29%      5.88%      6.47%      7.06%      7.65%      8.24%      8.82%
   25.35-61.40       42.35-102.30      28.0       6.25       6.94       7.64       8.33       9.03       9.72      10.42
  61.40-128.10      102.30-155.95      31.0       6.52       7.25       7.97       8.70       9.42      10.14      10.87
 128.10-278.45      155.95-278.45      36.0       7.03       7.81       8.59       9.38      10.16      10.94      11.72
   Over 278.45        Over 278.45      39.6       7.45       8.28       9.11       9.93      10.76      11.59      12.42


RISK FACTORS

     GENERAL. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than Bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than Bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor, the Distributor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

     Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status." The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

     Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (i) not paying interest on a semi-annual basis and (ii) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond. See footnote (6) in "The Trusts -- Notes to Schedules of Investments."

     Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than Bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce estimated net annual unit income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the affected Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the estimated net annual unit income will be significantly reduced after the dates on which such Bonds are eligible for redemption. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. See "Trust Administration -- Portfolio Administration" and "Trust Administration -- Amendment or Termination." See "The Trusts -- Schedule of Investments" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

     Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with any housing bonds held by the Fund, the Sponsor at the Initial Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or, for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues, which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "The Trusts -- General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this, an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds. See "The Trusts -- General" for each Trust.

     An investment in Units of the Trusts should be made with an understanding of the interest rate risk associated with such an investment. Generally, bond prices (and therefore Unit prices) will move inversely with interest rates, and bonds (Trusts) with longer maturities are likely to exhibit greater fluctuations in market value, all other things being equal, than bonds (Trusts) with shorter maturities.

     REDEMPTIONS OF BONDS. Certain of the Bonds in certain of the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds, an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "The Trusts -- Schedule of Investments" for each Trust and footnote (3) in "The Trusts -- Notes to Schedules of Investments."

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

     As of the opening of business on the Initial Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information." The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds, while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in a Trust and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only net annual interest income and Public Offering Price.

     In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in each Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (i) the amounts paid by Unitholders and (ii) the amounts which will be made available through cash furnished by the Sponsor on the Initial Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may reduce its fee (and, to the extent necessary, pay Trust expenses) in an amount equal to that indicated under "Summary of Essential Financial Information," in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Summary of Essential Financial Information."

TRUST OPERATING EXPENSES

     COMPENSATION OF SPONSOR. Delaware Investment Advisers, which acts as Sponsor, will receive a fee for providing portfolio supervision services in amounts set forth under "Summary of Essential Financial Information." Such charges will be payable in monthly installments based on the number of Units outstanding on the first day of each month of each year. The Sponsor will also be reimbursed for bookkeeping and administrative services in amounts as set forth under "Summary of Essential Information." With respect to the fees payable to the Sponsor for providing portfolio supervision and bookkeeping and other administrative services to the Trusts, such individual fees may exceed the actual

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


costs of providing such services for the Trusts, but at no time will the total amount paid to the Sponsor for providing such services rendered to all unit investment trusts sponsored by Delaware Investment Advisers in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. The foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. An affiliate of the Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the Sponsor and the Underwriters may realize profits (or the Sponsor may realize losses) in connection with the deposit of the Bonds as described under "Public Offering -- Sponsor and Underwriter Compensation."

     EVALUATOR'S FEE. For its services, the Evaluator will receive a fee as set forth under "Summary of Essential Financial Information." The Evaluator's fees are payable in monthly installments. The Evaluator's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category.

     TRUSTEE'S FEE. For its services, the Trustee will receive an annual fee as set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments (based on the outstanding principal amount of Bonds in a Trust as of the first day of each month of each year) on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders -- Reports Provided" and "Trust Administration."

     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and charged off against principal at the end of the initial offering period. The following additional charges are or may be incurred by the Trusts: (i) fees of the Trustee for extraordinary services,
(ii) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (iii) various governmental charges, (iv) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (v) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of a Trust without gross negligence, bad faith or willful misconduct on its part, (vi) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (vii) expenditures incurred in contacting Unitholders upon termination of a Trust.

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Bonds to pay such amounts.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

     Insurance guaranteeing prompt payment of interest and principal, when due, on the Bonds in the Insured Trusts in the Fund has been obtained by the Sponsor or by the issuers or underwriters of such Bonds.

     An Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy, the Insurer will unconditionally guarantee to the holders or owners of the Insured Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due, in the event such payments are not paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurers' policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. Each Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued. However, as indicated under "Tax Status," the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Trusts. Each Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. Such policies are not covered by the property/casualty insolvency funds maintained by various states. The policies are non-cancelable and the insurance premiums have been fully paid on or prior to the date of deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

     Standard & Poor's rates all new issues insured by an Insurer "AAA Prime Grade." Moody's rates all bond issues insured by an Insurer "Aaa." These ratings independently reflect each company's current assessment of the creditworthiness of each Insurer and its ability to pay claims on its policies of insurance. See "Investment Objectives and Portfolio Selection." Any further explanation as to the significance of either rating may be obtained only from the company which issued the respective rating. Neither rating is a recommendation to buy, sell or hold the Bonds, and such rating may be subject to revision or withdrawal at any time by the respective issuer. Any downward revision or withdrawal of the rating may have an adverse effect on the market price of the Bonds.

     Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TAX STATUS

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which issuers of such Bonds are located, from State income taxes and certain State or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the bases for such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable.

     Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any). If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

          1. Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

          2. Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Unit. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller), and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases

     Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost; and

          3. Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the Insurer, will pay debt service on the Bonds.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory DE MINIMIS rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Trust. Under current code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would reinstate the Superfund Tax for taxable years beginning after December 31, 1997 and before January 1, 2009. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trusts. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations including securities dealers and other financial intermediaries. Investors with questions regarding these issues should consult with their tax advisers.

     In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

     ALL STATEMENTS OF LAW IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINIONS OF COUNSEL AND ARE TO BE SO CONSTRUED.

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

     For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

     For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference.

     In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     FOR A DISCUSSION OF THE STATE TAX STATUS OF INCOME EARNED ON UNITS OF A TRUST, SEE "THE TRUSTS -- STATE TAXATION" FOR THE APPLICABLE TRUST. EXCEPT AS NOTED THEREIN, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

     Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Bonds in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds) plus any accrued interest. In the secondary market the Public Offering Price is based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.5% of the Public Offering Price (5.820% of the aggregate bid price of the Bonds) plus any accrued interest. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced by a discount on a graduated basis to any person acquiring $100,000 or more as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

            AGGREGATE DOLLAR VALUE                REDUCTION AS A
            OF UNITS PURCHASED              PERCENT OF OFFERING PRICE
            ----------------------          -------------------------
            $100,000 - 249,999 .........              0.30%
            $250,000 - 499,999 .........              0.50%
            $500,000 - 999,999 .........              0.90%
            $1,000,000 or more .........              1.40%

     Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer. In addition, Unitholders who, during the offering period, cumulatively purchase a sufficient number of Units of a Trust to qualify for a reduced sales charge will receive such reduction retroactively upon reaching the appropriate level. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. Investors may use the redemption proceeds they have received from other unit investment trusts sponsored by the Sponsor to purchase Units of a Trust without a sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates may purchase Units of the Trusts without a sales charge in both the initial and secondary offering periods.

     Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, may purchase Units in the initial and secondary offering periods at the Public Offering Price less the concession the Distributor typically would allow such broker/dealer. See "Public Offering -- Unit Distribution."

     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although a Trust accrues such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the respective Trust the amount, if any, of accrued interest paid on their Units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders -- Distributions of Interest and Principal."

     Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders.

Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Bonds in each Trust.

     As indicated above, the price of the Units as of the opening of business on the Initial Date of Deposit was determined by adding to the determination of the aggregate offering price of the Bonds an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Bonds in each Trust prepared by Muller Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Initial Date of Deposit, during the initial offering period, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of the close of trading on the New York Stock Exchange (generally 4:00 P.M. Eastern Time) on days the New York Stock Exchange is open (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time) and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time). Orders received by the Trustee, Distributor or any Underwriter or dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales, the Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds in a Trust plus the secondary market sales charge. For secondary market purposes, such appraisal and adjustment will be made by the Evaluator as of the close of trading on the New York Stock Exchange on days on which the New York Stock Exchange is open (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) for each day on which any Unit of a Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of the close of trading on the New York Stock Exchange (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time) on such other days as may be necessary.

     The aggregate price of the Bonds in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (i) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(ii) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (iii) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (iv) by any combination of the above.

     The initial or primary Public Offering Price of the Units and the Distributor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in each Trust plus the applicable sales charge plus accrued interest. The offering price of Bonds in each Trust may be expected to range from .35%-1% more than the bid price of such

Bonds. On the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust were higher than the bid side evaluation of such Bonds by the amount indicated under footnote (5) in "The Trusts -- Notes to Schedules of Investments."

     Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates, if any are requested in writing, representing Units so ordered will be made as soon as possible following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above. Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

     The Sponsor intends to qualify the Units for sale in the state for which such Trust is named, except that in the case of the National Trusts, the Sponsor intends to qualify Units for sale in a number of states and Puerto Rico. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $.33 per Unit and in the secondary market equal to 4.0% of the Public Offering Price per Unit. In addition, broker-dealers or others who sell, within five business days of a Trust's Initial Date of Deposit, that amount necessary to qualify for the Underwriter Concession set forth under "Sponsor and Underwriter Compensation" below will be allowed the concession set forth in such section on all sales during such period. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concessions referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concessions for purchases made from the Distributor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concessions as contained in the following table:

            AGGREGATE DOLLAR VALUE              TOTAL CONCESSION
            OF UNITS PURCHASED                      PER UNIT
            ----------------------              ----------------
            $100,000 - $249,999...........         $  .32
            $250,000 - $499,999...........            .31
            $500,000 - $999,999...........            .29
            $1,000,000 or more............            .25

     The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting." To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of $1,000.

     SPONSOR AND UNDERWRITER COMPENSATION. The gross sales commission through the initial or primary distribution of Units will equal 4.9% of the Public Offering Price of the Units (5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above. Underwriters will acquire Units from the Distributor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

            AGGREGATE DOLLAR VALUE             TOTAL UNDERWRITER
            OF UNITS UNDERWRITTEN             CONCESSION PER UNIT
            -------------------------------   -------------------
            $100,000 - $249,999............        $  .35
            $250,000 - $499,999 ...........           .36
            $500,000 - $999,999 ...........           .37
            $1,000,000 or more.............           .40

     Broker-dealers and other financial institutions purchasing Units from the Distributor during the first week after the Initial Date of Deposit may also receive the concession described above according to the schedule above describing Underwriters compensation. In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to a Trust (which is based on the determination of the aggregate offering price of the Bonds in such Trust on the Initial Date of Deposit as prepared by Muller Data Corporation). See "Underwriting" and "The Trusts -- Schedules of Investments." Affiliates of the Underwriters may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which such parties were members. Neither the Sponsor, the Distributor, nor their affiliates have participated as sole underwriter or as a manager or as a member of an underwriting syndicate from which any of the Bonds in the portfolios of the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in a Trust after the Initial Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters.

     As stated under "Public Market" below, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, the Distributor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in a Trust and includes a sales charge). In addition, the Distributor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. During the initial public offering period, the Distributor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Bonds in each Trust plus accrued interest to the date of settlement. Afterward, although they are not obligated to do so, the Distributor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at the bid price of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Bonds in the portfolio and any accrued interest. The aggregate bid prices of the underlying Bonds in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders -- Redemption of Units." A UNITHOLDER

WHO WISHES TO DISPOSE OF HIS UNITS SHOULD INQUIRE OF HIS BROKER AS TO CURRENT MARKET PRICES IN ORDER TO DETERMINE WHETHER THERE IS IN EXISTENCE ANY PRICE IN EXCESS OF THE REDEMPTION PRICE AND, IF SO, THE AMOUNT THEREOF.

RIGHTS OF UNITHOLDERS

     OWNERSHIP OF UNITS. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

     Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trusts, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, is credited by the Trustee to the Interest Account of the appropriate Trust. Other receipts are credited to the Principal Account of the appropriate Trust. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering -- Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed as of the applicable record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Bonds after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.01 per Unit.

     The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to one twelfth of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses. Because interest payments are not received by the

Trusts at a constant rate throughout the year, such interest distribution may be more or less that the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges or extraordinary charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemption of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of the Trusts may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any mutual fund in the Delaware Investments Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

     Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund by writing to Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania 19103, or by phone at 800-362-7500.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the next end of a "business day," as defined in the Reinvestment Fund's prospectus.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its principal underwriter and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Bonds) and the percentage of such amount by states and territories in which the issuers of such Bonds are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, deductions for payment of applicable taxes, fees and expenses of such Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in a Trust furnished to it by the Evaluator.

     REDEMPTION OF UNITS. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, at its unit investment trust office, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, NY 10274-5185 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the STAMP or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers. The Trustee's toll-free number for customer assistance is 1-800-428-8890, available 9:00 a.m. to 5:00 p.m. EST any business day.

     Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date"). Such redemption shall be made by payment of cash, equivalent to the Redemption Price for such Trust, determined as set forth below as of the evaluation time stated under "Summary of Essential Financial Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Bonds in the Trust involved at the time of redemption.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Bonds, as of the close of trading on the New York Stock Exchange (or as of any earlier closing time on a day on which the New York Stock Exchange is schedule in advance to close at such earlier time) on days of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Bonds and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Bonds in such Trust based on the bid prices of the Bonds (including "when issued" contracts, if any) and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Bonds in a Trust by employing any of the methods set forth in "Public Offering -- Offering Price."

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units so redeemed. As stated above, the Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size of the affected Trust will be, and the diversity may be, reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

TRUST ADMINISTRATION

     DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any tender of Units for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the

Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the date of such notification and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Distributor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor, in designating such Bonds, will consider a variety of factors, including (i) interest rates, (ii) market value and (iii) marketability. The Sponsor may direct the Trustee to dispose of Bonds in the event there is a decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(i) the issuer is in default with respect to such Bond or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "The Fund -- Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any obligations other than the Bonds initially deposited is not permitted.

     If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (i) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (ii) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding obligations for such Bonds, for Replacement Bonds and for subsequent deposits (see "The Fund"). In the event of any amendment requiring the consent of Unitholders, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders representing 66-2/3% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than the minimum value indicated under "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Distributor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Distributor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

     The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates, if any were issued, for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Bonds then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his or her share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator, the Distributor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties thereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor, Distributor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Distributor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     SPONSOR. Delaware Investment Advisers is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"). Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Investments Mutual Funds.

     As of February 28, 1998, affiliates of DMH, including the Sponsor, had assets under management of approximately $43 billion in mutual fund and institutional accounts, and served as investment adviser to over 100 mutual fund portfolios. The principal business address for the Sponsor is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for the Distributor is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

     EVALUATOR. Muller Data Corporation serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

     TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolio of any Trust.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders -- Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trusts.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States or any State, be authorized to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

     The Underwriters named below have severally purchased Units in the following respective amounts from the Distributor.


                                                                     CALIFORNIA     MINNESOTA     TERRITORIAL
                                                                       INSURED       INSURED        INSURED
             NAME                            ADDRESS                  SERIES 1       SERIES 5      SERIES 8
-----------------------------   -------------------------------      ----------     ---------     -----------
Delaware Distributors, L.P.     1818 Market Street                    209,600        154,478        229,723
                                Philadelphia, PA 19103

Dain/Rauscher, Inc.             60 South 6th Street, 15th Floor                       10,000         25,000
                                Minneapolis, MN 55402

Edward D. Jones                 12555 Manchester Road                                                10,000
                                St. Louis, MO 63131
                                                                      -------        -------        -------

Total Units                                                           209,600        164,478        264,723
                                                                      =======        =======        =======

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering -- Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     At various times the Distributor may implement programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Distributor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Distributor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and state tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

     INDEPENDENT AUDITORS. The statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS*

     STANDARD & POOR'S. A brief description of the applicable Standard & Poor's ratings symbols and their meanings follows:

     A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

     The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

       I. Likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

      II. Nature of and provisions of the obligation;

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.**

     AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.


------------------
 *As published by the ratings companies.
**Bonds insured by Financial Guaranty Insurance Company, AMBAC Indemnity
  Corporation, Municipal Bond Investors Assurance Corporation, Connie Lee Insurance Company, Financial Security Assurance and Capital Guaranty Insurance Company are automatically rated "AAA" by Standard & Poor's.

     A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

     BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

     Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include merges, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

     Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

     Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

     Baa - Bonds which are rated Baa are considered as medium grade obligation; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con.(---) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

TITLE                                     PAGE
-----                                     ----
SUMMARY OF ESSENTIAL
  FINANCIAL INFORMATION ................    3
THE FUND ...............................    5
INVESTMENT OBJECTIVES AND
  PORTFOLIO SELECTION ..................    6
THE TRUSTS .............................    7
REPORT OF INDEPENDENT AUDITORS .........   21
STATEMENTS OF NET ASSETS ...............   22
EQUIVALENT TAXABLE ESTIMATED
  CURRENT RETURNS ......................   27
RISK FACTORS ...........................   28
ESTIMATED CURRENT RETURN AND
  ESTIMATED LONG-TERM RETURN ...........   34
TRUST OPERATING EXPENSES ...............   34
INSURANCE ON THE BONDS IN THE
  INSURED TRUSTS .......................   36
TAX STATUS .............................   36
PUBLIC OFFERING ........................   40
RIGHTS OF UNITHOLDERS ..................   45
TRUST ADMINISTRATION ...................   48
UNDERWRITING ...........................   52
OTHER MATTERS ..........................   53
DESCRIPTION OF BOND RATINGS ............   53

--------------------------------------------------------------------------------

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


UIT-FIPR14 3/98



                              P R O S P E C T U S

--------------------------------------------------------------------------------

                                 March 19, 1998







                              DELAWARE INVESTMENTS
                                TAX-EXEMPT TRUST,
                                    SERIES 14

                               CALIFORNIA INSURED
                                    SERIES 1

                                MINNESOTA INSURED
                                    SERIES 5

                               TERRITORIAL INSURED
                                    SERIES 8






================================================================================

                          DELAWARE INVESTMENT ADVISERS
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103






                          PLEASE RETAIN THIS PROSPECTUS
                              FOR FUTURE REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:
              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Tax-Exempt Trust Series 10 and certain Subsequent Series (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-27095) filed on behalf of Delaware-Voyageur Tax-Exempt Trust, Series 10).

1.2 Form of Trust Indenture and Agreement for Delaware Investments Tax-Exempt Trust, Series 14.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2      Opinion of counsel as to advancement of funds by Trustee.

4.       Not applicable.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.       Written Consents.
              (a) Consent of Muller Data Corporation.
              (b) Consent of Ernst & Young LLP.

                                   SIGNATURES

         The Registrant, Delaware Investments Tax-Exempt Trust, Series 14, hereby identifies Delaware-Voyageur Tax-Exempt Trust, Series 1, Delaware-Voyageur Tax-Exempt Trust, Series 3 and Delaware-Voyageur Tax-Exempt Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Investments Tax-Exempt Trust, Series 14, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 19th day of March, 1998.

                                    DELAWARE INVESTMENTS TAX-
                                      EXEMPT TRUST, SERIES 14
                                        (Registrant)

                                    By: Delaware Investment Advisers
                                        (Depositor), a series of Delaware
                                        Management Business Trust

                                    By:            Wayne A. Stork
                                       -----------------------------------------
                                       Chairman of the Board of Trustees of
                                       Delaware Management Business Trust;
                                       Chief Executive Officer and Chief
                                       Investment Officer of Delaware Investment
                                       Advisers


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on March 19, 1998.

      SIGNATURE                       TITLE

WAYNE A. STORK
-----------------------------      Chairman of the Board of Trustees of
Wayne A. Stork                       Delaware Management Business Trust;
                                     Chief Executive Officer and Chief
                                     Investment Officer of Delaware Investment
                                     Advisers

DAVID K. DOWNES
-----------------------------      Trustee of Delaware Management Business
David K. Downes                      Trust; Executive Vice President, Chief
                                     Operating Officer, Chief Financial
                                     Officer and Treasurer of Delaware
                                     Investment Advisers

GEORGE M. CHAMBERLAIN, JR.
-----------------------------
George M. Chamberlain, Jr.         Trustee of Delaware Management Business
                                     Trust; Senior Vice President, Secretary and
                                     General Counsel of Delaware Investment
                                     Advisers

JOHN B. FIELDS
-----------------------------
John B. Fields                     Trustee of Delaware Managment Business
                                     Trust; Vice President/Senior Portfolio
                                     Manager of Delaware Investment Advisers

RICHARD G. UNRUH
-----------------------------
Richard G. Unruh                   Trustee of Delaware Management Business
                                     Trust; President of Delaware Investment
                                     Advisers